Exhibit 99.1

SIMILARWEB ANNOUNCES SECOND QUARTER 2022 RESULTS
Second quarter 2022 revenue grew 46% year-over-year to $47.6 million
NRR for $100K+ ARR customers remains strong at 127%

Remaining performance obligations increased 53% year-over-year to $160.5 million

TEL AVIV, ISRAEL -- August 9, 2022 -- Similarweb Ltd. (NYSE: SMWB) ("Similarweb" or the "Company"), a leading digital intelligence company, today announced financial results for its second quarter ended June 30, 2022. The Company published a letter to shareholders from management discussing these results, which can be accessed at the link: https://ir.similarweb.com/financials/quarterly-results, located on the Company's investor relations website.
“We performed well in the second quarter as our momentum drove results,” said Or Offer, Founder and CEO of Similarweb. “In times of uncertainty, our customers seek out the critical insights that we provide, which help them win in their markets. We believe we are well-positioned to lead in these challenging times, and we remain focused on helping our customers successfully navigate through what lies ahead."

Second Quarter 2022 Financial Highlights
•Total revenue was $47.6 million, an increase of 46% compared to $32.5 million for the second quarter of 2021.
•GAAP operating loss was $(26.5) million, compared to $(14.9) million for the second quarter of 2021.
•GAAP net loss per share was $(0.29), compared to $(0.33) for the second quarter of 2021.
•Non-GAAP operating loss was $(19.8) million, compared to $(10.8) million for the second quarter of 2021.
•Non-GAAP operating loss per share was $(0.26), compared to $(0.23) for the second quarter of 2021.

Exhibit 99.1
•Cash and cash equivalents totaled $93.9 million as of June 30, 2022, compared to $128.9 million as of December 31, 2021.
•Net cash used in operating activities was $(13.1) million, compared to $(2.6) for the second quarter of 2021.
•Free cash flow was $(28.9) million, compared to $(3.3) million for the second quarter of 2021.
•Normalized free cash flow was $(18.9) million, compared to $(3.3) million for the second quarter of 2021.
Recent Business Highlights
•Grew number of customers to 3,849 as of June 30, 2022, an increase of 25% compared to June 30, 2021.
•Grew average annual revenue per customer to approximately $50,700 in the second quarter of 2022, an increase of 16% compared to the second quarter of 2021.
•Grew number of customers with ARR of $100,000 or more to 309 as of June 30, 2022, an increase of 40% compared to June 30, 2021.
•Customers with ARR of $100,000 or more contributed 53% of the total ARR as of June 30, 2022, compared to 49% as of June 30, 2021.
•Dollar-based net retention rate for customers with ARR of $100,000 or more increased to 127% in the second quarter of 2022 as compared to 118% in the second quarter of 2021.
•Overall dollar-based net retention rate increased to 115% in the second quarter of 2022 as compared to 106% in the second quarter of 2021.
•Multi-year subscriptions now comprise 36% of our overall ARR as of June 30, 2022, as compared to 28% as of June 30, 2021.
•Remaining performance obligations increased 53% year-over-year, to $160.5 million as of June 30, 2022, as compared to $105.0 million as of June 30, 2021.

Exhibit 99.1
Financial Outlook
“We are pleased with our results,” said Jason Schwartz, Chief Financial Officer of Similarweb. “Our disciplined execution in this challenging environment of rising global macroeconomic uncertainty continues to drive our performance. We are maintaining our revenue outlook and improving our operating loss outlook for the full year 2022.”
•Q3 2022 Guidance
◦Total revenue between $48.8 million and $49.2 million, representing 38% growth year-over-year at the mid-point of the range.
◦Non-GAAP gross margin anticipated in the range of 74% to 75%.
◦Non-GAAP operating loss between $(20.9) million and $(21.5) million.
•FY 2022 Guidance
◦Total revenue between $196.0 million and $197.0 million, representing 43% growth year-over-year at the mid-point of the range.
◦Non-GAAP gross margin anticipated in the range of 75% to 76%, reflecting continued investment to further expand our data moats through the previously reported acquisitions of Embee Mobile and SimilarTech, and the data licensing agreement with data.ai (formerly App Annie).
◦Non-GAAP operating loss between $(80) million and $(81) million, which reflects increased investment in research and development and in our go-to-market which is designed to support our continued growth plans, as well as improved operating efficiency.
The Company’s third quarter and full year 2022 financial outlook is based upon a number of assumptions and trends observed from prior quarters that are subject to change and many of which are outside the Company’s control. Actual results may vary from these assumptions, and the Company’s expectations may change. There can be no assurance that the Company will achieve these results.
The Company does not provide guidance for operating loss and gross margin, the most directly comparable GAAP measures to non-GAAP operating loss and non-GAAP gross margin, respectively, and similarly cannot provide a reconciliation to these measures to their closest GAAP equivalents without unreasonable

Exhibit 99.1
effort due to the unavailability of reliable estimates for certain items, such as share-based compensation. These items are not within the Company’s control and may vary greatly between periods and could significantly impact future financial results.
Conference Call Information
The financial results and business highlights will be discussed on a conference call and webcast scheduled at 8:30 a.m. Eastern Time on Wednesday, August 10, 2022. A live webcast of the call can be accessed from Similarweb’s Investor Relations website at https://ir.similarweb.com. An archived webcast of the conference call will also be made available on the Similarweb website following the call. The live call may also be accessed via telephone at (877) 407-0726 toll-free and at (201) 689-7806 internationally.

About Similarweb: As a trusted platform for understanding online behavior, millions of people rely on Similarweb insights to strengthen their knowledge of the digital world. We empower anyone — from the curious individual to the enterprise business leader — to make smarter decisions by understanding why things happen across the digital ecosystem.

Forward-Looking Statements
This press release contains "forward-looking statements" within the meaning of the Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements relating to our guidance for the third quarter and full year of 2022 described under "Financial Outlook". Forward-looking statements include all statements that are not historical facts. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. These forward-looking statements reflect our current views regarding our intentions, products, services, plans, expectations, strategies and prospects, which are based on information currently available to us and assumptions we have made. Actual results may differ materially from those described in such forward-looking statements and are subject to a variety of assumptions, uncertainties, risks and factors that are beyond our control. Such risks and uncertainties include, without limitation, risks and uncertainties associated with (i) challenges associated with forecasting our revenue given our recent growth and rapid technological development, (ii) our history of net losses and desire to increase operating expenses, thereby limiting our ability to achieve profitability, (iii) challenges related to effectively managing our growth, including as result of macroeconomic factors, (iv) intense competition in the market and services categories in which we participate, (v) potential reductions in participation in our contributory network and/or increase in the volume of opt-out requests from individuals with respect to our collection of their data, or a decrease in our

Exhibit 99.1
direct measurement dataset, which could lead to a deterioration in the depth, breadth or accuracy of our data, (vi) our inability to attract new customers and expand subscriptions of current customers, (vii) changes in laws, regulations, and public perception concerning data privacy or change in the patterns of enforcement of existing laws and regulations, (viii) our inability to introduce new features or solutions and make enhancements to our existing solutions, (ix) real or perceived errors, failures, vulnerabilities or bugs in our platform, (x) potential security breaches to our systems or to the systems of our third-party service providers, (xi) our inability to obtain and maintain comprehensive and reliable data to generate our insights, (xii) changes in laws and regulations related to the Internet or changes in the internet infrastructure itself that may diminish the demand for our solutions, (xiii) failure to effectively develop and expand our direct sales capabilities, which could harm our ability to increase the number of organizations using our platform and achieve broader market acceptance for our solutions and (ix) the impact that global events, such as ongoing COVID-19 pandemic, including variants of COVID-19 or other public health crises and the Russian military operations in Ukraine, and any related economic downturn could have on our or our customers' businesses, financial condition and results of operations.

These risks and uncertainties are more fully described in our filings with the Securities and Exchange Commission, including in the section entitled “Risk Factors” in our Form 20-F filed with the Securities and Exchange Commission on March 25, 2022, and subsequent reports that we file with the Securities and Exchange Commission. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, we cannot guarantee future results, levels of activity, performance, achievements, or events and circumstances reflected in the forward-looking statements will occur.

Forward-looking statements represent our beliefs and assumptions only as of the date of this press release. Except as required by law, we undertake no duty to update any forward-looking statements contained in this release as a result of new information, future events, changes in expectations or otherwise.

Exhibit 99.1
Non-GAAP Financial Measures
This press release contains certain financial measures that are expressed on a non-GAAP basis. We use these non-GAAP financial measures internally to facilitate analysis of our financial and business trends and for internal planning and forecasting purposes. We believe these non-GAAP financial measures, when taken collectively, may be helpful to investors because they provide consistency and comparability with past financial performance by excluding certain items that may not be indicative of our business, results of operations, or outlook. However, non-GAAP financial measures have limitations as an analytical tool and are presented for supplemental informational purposes only. They should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. Free cash flow represents net cash provided by (used in) operating activities less capital expenditures and capitalized internal-use software costs. Normalized free cash flow represents free cash flow less capital investments related to the Company's new headquarters and payments received in connection with these capital investments. Non-GAAP operating income (loss), non-GAAP gross profit, Non-GAAP research and development expenses, non-GAAP sales and marketing expenses and non-GAAP general and administrative expenses represent the comparable GAAP financial figure operating income (loss) or expense, less share-based compensation, adjustments and payments related to business combinations, amortization of intangible assets and certain other non-recurring items, as applicable and indicated in the above tables.

Other Metrics
Customer acquisition costs (CAC) represent the portion of sales and marketing expenses allocated to acquire new customers. Customer retention costs (CRC) represent the portion of sales and marketing expenses allocated to retain existing customers and to increase existing customers’ subscriptions. Annual recurring revenue (ARR) represents the annualized subscription revenue we would contractually expect to receive from customers assuming no increases or reductions in their subscriptions. CAC payback period is the estimated time in months to recover CAC in terms of incremental gross profit that newly acquired customers generate. Net retention rate (NRR) represents the comparison of our ARR from the same set of customers as of a certain point in time, relative to the same point in time in the previous year ago period, expressed as a percentage.

Exhibit 99.1

Press Contact:
Richard Krueger
Similarweb
press@similarweb.com

Investor Contact:
Raymond "RJ" Jones
Similarweb
ir@similarweb.com

Exhibit 99.1
Similarweb Ltd.
Consolidated Balance Sheets
U.S. dollars in thousands (except share and per share data)

	December 31,	June 30,
	2021	2022
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$128,879	$93,925
Restricted deposits	11,474	11,368
Accounts receivable, net	31,017	26,915
Deferred contract costs	8,470	10,153
Prepaid expenses and other current assets	7,847	9,569
Total current assets	187,687	151,930
Property and equipment, net	6,356	27,388
Deferred contract costs, non-current	9,208	9,883
Operating lease right-of-use assets	—	44,149
Intangible assets, net	11,617	11,964
Goodwill	11,318	13,366
Other non-current assets	813	898
Total assets	$226,999	$259,578
Liabilities and shareholders' equity
Current liabilities:
Accounts payable	$11,303	$17,580
Payroll and benefit related liabilities	17,969	20,548
Deferred revenues	76,676	90,180
Other payables and accrued expenses	28,199	30,498
Operating lease liabilities	—	8,880
Total current liabilities	134,147	167,686
Deferred revenues, non-current	2,074	1,267
Operating lease liabilities, non-current	—	39,964
Deferred rent	2,602	—
Other long-term liabilities	3,262	3,184
Total liabilities	142,085	212,101
Shareholders' equity
Ordinary Shares, NIS 0.01 par value 500,000,000 shares authorized as of December 31, 2021 and June 30, 2022 (unaudited); 74,847,609 and 75,929,758 shares issued as of December 31, 2021 and June 30, 2022 (unaudited); 74,845,441 and 75,927,590 outstanding as of December 31, 2021 and June 30, 2022 (unaudited), respectively	205	208
Additional paid-in capital	324,614	336,172
Accumulated other comprehensive income	160	(1,168)
Accumulated deficit	(240,065)	(287,735)
Total shareholders' equity	84,914	47,477
Total liabilities and shareholders' equity	$226,999	$259,578

Exhibit 99.1
Similarweb Ltd.
Consolidated Statements of Comprehensive Income (Loss)
U.S. dollars in thousands (except share and per share data)

	Six months Ended June 30,		Three Months Ended June 30,
	2021	2022	2021	2022
	(Unaudited)		(Unaudited)
Revenues	$61,920	$91,866	$32,507	$47,586
Cost of revenues	13,266	27,099	6,993	14,004
Gross profit	48,654	64,767	25,514	33,582
Operating expenses:
Research and development	18,678	30,771	9,694	16,058
Sales and marketing	41,712	62,488	22,112	32,146
General and administrative	14,747	24,155	8,640	11,844
Total operating expenses	75,137	117,414	40,446	60,048
Loss from operations	(26,483)	(52,647)	(14,932)	(26,466)
Finance (expenses) income, net	(864)	5,423	(517)	4,601
Loss before income taxes	(27,347)	(47,224)	(15,449)	(21,865)
Provision for income taxes	488	446	272	196
Net loss	$(27,835)	$(47,670)	$(15,721)	$(22,061)
Net loss per share attributable to ordinary shareholders, basic and diluted	$(0.88)	$(0.63)	$(0.33)	$(0.29)
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	31,452,977	75,350,079	47,265,792	75,661,037
Net loss	(27,835)	(47,670)	(15,721)	(22,061)
Other comprehensive (loss) income, net of tax
Change in unrealized (loss) gain on cashflow hedges	(69)	(1,328)	191	(1,414)
Total other comprehensive (loss) income, net of tax	(69)	(1,328)	191	(1,414)
Total comprehensive loss	$(27,904)	$(48,998)	$(15,530)	$(23,475)

Exhibit 99.1
Share-based compensation costs included above:
U.S. dollars in thousands

	Six months Ended June 30,		Three Months Ended June 30,
	2021	2022	2021	2022
	(in thousands)		(in thousands)
Cost of revenues	$66	$320	$36	$174
Research and development	2,041	2,631	676	1,422
Sales and marketing	1,338	3,161	712	1,788
General and administrative	1,682	2,454	821	1,379
Total	$5,127	$8,566	$2,245	$4,763

Exhibit 99.1
Similarweb Ltd.
Consolidated Statements of Cash Flows
U.S. dollars in thousands

	Six months Ended June 30,		Three Months Ended June 30,
	2021	2022	2021	2022
	(Unaudited)		(Unaudited)
Cash flows from operating activities:
Net loss	$(27,835)	$(47,670)	$(15,721)	$(22,061)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,055	5,758	535	2,709
Finance (income) expense	(92)	1,137	(241)	906
Unrealized (gain) loss from hedging future transactions	(22)	347	53	343
Share-based compensation	5,127	8,566	2,245	4,763
Gain on sale of equipment	—	(127)	—	(127)
Provision for accrued interest on Credit Facility	(53)	—	—	—
Changes in operating assets and liabilities:
Operating lease right-of-use assets and liabilities, net	—	2,095	—	(1,082)
Decrease in accounts receivable, net	5,414	4,333	4,489	3,847
Increase in deferred contract costs	(2,525)	(2,358)	(1,407)	(591)
(Increase) decrease in prepaid expenses and other current assets	(216)	(379)	24	(1,483)
Decrease (increase) in other non-current assets	70	(85)	1,357	(85)
Increase (decrease) in accounts payable	3,951	1,402	1,962	(92)
Increase (decrease) in deferred revenue	11,836	12,333	2,388	(185)
Decrease in deferred rent	(227)	—	(106)	—
Increase (decrease) in other long-term liabilities	356	(428)	215	(366)
Increase in other payables and accrued expenses	2,497	2,940	1,601	454
Net cash used in operating activities	(664)	(12,136)	(2,606)	(13,050)
Cash flows from investing activities:
Purchases of property and equipment, net	(1,020)	(19,620)	(569)	(14,836)
Capitalized internal-use software costs	(113)	(1,375)	(113)	(995)
(Increase) decrease in restricted deposits	(511)	106	(23)	94
Decrease in short-term investments	30,000	—	20,025	—
Payment in relation to business combinations (Schedule A)	(500)	(3,787)	(500)	(3,787)

Exhibit 99.1

Acquisitions of intangible assets	(300)	—	(300)	—
Net cash provided by (used in) investing activities	27,556	(24,676)	18,520	(19,524)
Cash flows from financing activities:
Proceeds from exercise of share options	428	2,995	90	2,386
Borrowings under Credit Facility	30,000	—	—	—
Repayment of Credit Facility	(56,800)	—	(30,000)	—
Proceeds from initial public offering, net of underwriting fees and commissions and other issuance costs	152,411	—	152,411	—
Net cash provided by financing activities	126,039	2,995	122,501	2,386
Effect of exchange rates on cash and cash equivalents	92	(1,137)	241	(906)
Net increase (decrease) in cash and cash equivalents	153,023	(34,954)	138,656	(31,094)
Cash and cash equivalents, beginning of period	23,943	128,879	38,310	125,019
Cash and cash equivalents, end of period	$176,966	$93,925	$176,966	$93,925
Supplemental disclosure of cash flow information:
Interest paid (received)	$528	$(16)	$137	$1
Taxes paid	$254	$241	$120	$181
Supplemental disclosure of non-cash operating, investing and financing activities:
Offering costs incurred during the period included in accounts payable and accrued expenses	$1,745	$—	$1,745	$—
Additions to operating lease right-of-use assets and liabilities	$—	$8,978	$—	$4,699
Deferred proceeds from exercise of share options included in other current assets	$—	$—	$—	$(479)
Deferred costs of property and equipment incurred during the period included in accounts payable	$—	$3,454	$—	$(7,088)

Schedule A : Business combinations
Working capital (deficit), net (excluding cash and cash equivalents )		(668)
Property, plant and equipment		43
Goodwill and other intangible assets		4,565
Deferred taxes, net		(153)
		$3,787

Exhibit 99.1
Reconciliation of Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

Reconciliation of GAAP gross profit to non-GAAP gross profit

	Six months Ended June 30,		Three Months Ended June 30,
	2021	2022	2021	2022
	(In thousands)		(In thousands)
GAAP gross profit	$48,654	$64,767	$25,514	$33,582
Add:
Share-based compensation expenses	66	320	36	174
Retention payments related to business combinations	—	1,145	—	455
Amortization of intangible assets related to business combinations	—	2,151	—	1,110
Non-recurring expenses related to termination of lease agreement and others	—	35	—	26
Non-GAAP gross profit	48,720	68,418	25,550	35,347
Non-GAAP gross margin	79%	74%	79%	74%

Exhibit 99.1
Reconciliation of Loss from operations (GAAP) to Non-GAAP operating loss

	Six months Ended June 30,		Three Months Ended June 30,
	2021	2022	2021	2022
	(In thousands)		(In thousands)
Loss from operations	$(26,483)	$(52,647)	$(14,932)	$(26,466)
Add:
Share-based compensation expenses	5,127	8,566	2,245	4,763
Retention payments related to business combinations	696	1,254	696	542
Amortization of intangible assets related to business combinations	—	2,170	—	1,129
Adjustment of fair value of contingent consideration related to business combinations	—	682	—	130
Non-recurring expenses related to termination of lease agreement and others	—	559	—	241
Non-recurring fees related to initial public offering	1,214	—	1,214	$—
Capital gain related to sale of operating equipment	—	(127)	—	(127)
Non-GAAP operating loss	$(19,446)	$(39,543)	$(10,777)	$(19,788)
Non-GAAP operating margin	(31)%	(43)%	(33)%	(42)%

Exhibit 99.1
Reconciliation of GAAP operating expenses to non-GAAP operating expenses

	Six months Ended June 30,		Three Months Ended June 30,
	2021	2022	2021	2022
	(In thousands)		(In thousands)
GAAP research and development	$18,678	$30,771	$9,694	$16,058
Less:
Share-based compensation expenses	2,041	2,631	676	1,422
Retention payments related to business combinations	696	—	696	—
Non-recurring expenses related to termination of lease agreement and others	—	87	—	64
Non-GAAP research and development	$15,941	$28,053	$8,322	$14,572

GAAP sales and marketing	$41,712	$62,488	$22,112	$32,146
Less:
Share-based compensation expenses	1,338	3,161	712	1,788
Retention payments related to business combinations	—	109	—	87
Amortization of intangible assets related to business combinations	—	19	—	19
Non-recurring expenses related to termination of lease agreement and others	—	381	—	110
Non-GAAP sales and marketing	$40,374	$58,818	$21,400	$30,142

GAAP general and administrative	$14,747	$24,155	$8,640	$11,844
Less:
Share-based compensation expenses	1,682	2,454	821	1,379
Adjustment of fair value of contingent consideration related to business combinations	—	682	—	130
Non-recurring fees related to initial public offering	1,214	—	1,214	—
Non-recurring expenses related to termination of lease agreement and others	—	56	—	41
Capital gain related to sale of operating equipment	—	(127)	—	(127)
Non-GAAP general and administrative	$11,851	$21,090	$6,605	$10,421

Exhibit 99.1
Reconciliation of Net cash used in operating activities (GAAP) to Free cash flow and Normalized free cash flow

	Six months Ended June 30,		Three Months Ended June 30,
	2021	2022	2021	2022
	(In thousands)		(In thousands)
Net cash used in operating activities	$(664)	$(12,136)	$(2,606)	$(13,050)
Purchases of property and equipment, net	(1,020)	(19,620)	(569)	(14,836)
Capitalized internal use software costs	(113)	(1,375)	(113)	(995)
Free cash flow	$(1,797)	$(33,131)	$(3,288)	$(28,881)

Purchases of property and equipment related to the new headquarters	—	18,279	—	13,823
Payments received in connection with purchases of property and equipment	—	(8,017)	—	(3,848)
Normalized free cash flow	$(1,797)	$(22,869)	$(3,288)	$(18,906)